                                                                 Dwain A. Newman



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 5

                          National Home Centers, Inc.
                          ---------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  636-376-105
                                  -----------
                                (CUSIP Number)

                               December 31, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ]    Rule 13d-1(b)
                             [ ]    Rule 13d-1(c)
                             [X]    Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)

                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 636-376-105                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)

      Dwain A. Newman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,466,264
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             31,738.965 /(1)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,466,264
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          31,738.965 /(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,498,002.965
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10

                                                                         [   ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      62.977%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

------------------
/1/ 14,138.965 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 7,600 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

-----------------------                                  ---------------------
  CUSIP NO. 636-376-105                 13G                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

===============================================================================

Item 1(a).  Name of Issuer
            --------------

                 National Home Centers, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------

                 Highway 265 North
                 Springdale, Arkansas 72765

Item 2(a).  Name of Person Filing
            ---------------------

                 Dwain A. Newman


Item 2(b).  Address of Principal Business Office or, if none, Residence
            -----------------------------------------------------------

                 Highway 265 North
                 Springdale, Arkansas 72765

Item 2(c).  Citizenship
            -----------

                 United States of America

Item 2(d).  Title of Class of Securities
            ----------------------------

                 Common Stock, $.01 par value

Item 2(e).  CUSIP Number
            ------------

                 636-376-105

Item 3.    Not Applicable

Item 4.    Ownership
           ---------

                 (a) Amount Beneficially Owned: 4,498,002.965 shares /(1)/

--------------
/(1)/ 14,138.965 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 7,600 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

-----------------------                                  ---------------------
  CUSIP NO. 636-376-105                 13G                PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


          (b)  Percent of Class: 62.977%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote  4,466,264


               (ii)  Shared power to vote or to direct the vote 31,738.965 /(1)/

               (iii) Sole power to dispose or to direct the disposition of
                     4,466,264

               (iv) Shared power to dispose or to direct the disposition of 31,738.965 /(1)/


Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

                 Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

                 Not Applicable


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

                 Not Applicable


Item 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

                 Not Applicable

------------------
/(1)/ 14,138.965 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 7,600 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

-----------------------                                  ---------------------
  CUSIP NO. 636-376-105                 13G                PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------


Item 9.   Notice of Dissolution of Group
          ------------------------------

                 Not Applicable

Item 10.  Certification
          -------------

                 Not Applicable



                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ________________________________________
                                      Date


                                      /s/ DWAIN A. NEWMAN
                                      _________________________________________
                                      Signature



                                      Dwain A. Newman
                                      _______________
                                      Name/Title